Exhibit 99.1

Wowjoint Holdings Limited Reports Second Quarter 2011 Financial Results

•	Q2 2011 revenue of $8.4 million in-line with guidance, represents a 228% increase compared to Q2 2010

•	Gross margins increase to 28.9% for Q2 2011, an increase of 570 basis points compared to Q2 2010

•	Order backlog is strong at $22 million as of June 30, 2011

•	Q3 2011 revenue guidance: $5-7 million

•	Management to host earnings conference call August 15, 2011 at 4:30 p.m. EDT

BEIJING, August 15, 2011 -- Wowjoint Holdings Limited ("Wowjoint," or the "Company") (Nasdaq: BWOW), China’s innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, reported today financial results for the second quarter 2011.

Second quarter Ended June 30, 2011

•	Revenues for the Company's second quarter ended June 30, 2011 increased 228% to $8.4 million as compared to $2.6 million in the second quarter of 2010.

•
Technical service sales were $0.3 million for the quarter, compared to $1.5 million in the same quarter last year. Lease revenue was $0.2 million for the second quarter 2011, which is a recent addition to Wowjoint’s revenue stream and it will continue to be a focus for increased revenue due to its higher margins.

•	International based revenues accounted for approximately 53% of total sales, an increase from 3% of total sales in the same period 2010.

•
Gross profit increased substantially to $2.4 million from $0.6 million in the year ago period. Gross margins increased 570 basis points to 28.9% in the second quarter 2011 compared to 23.2% in the same period in 2010.

•	Operating income increased to $1.5 million for the second quarter 2011 compared to a loss of $0.8 million for the second quarter 2010.

•	Net income for the second quarter 2011 was $1.0 million, or $0.13 per share based on 7.9 million weighted average shares outstanding, compared to net loss of $0.4 million in same period 2010.

Cost of sales for the three months ended June 30, 2011 was approximately $6.0 million as compared to $2.0 million for the three months ended June 30, 2010. The higher cost of sales in second quarter 2011 was due to higher sales volume. Operating expenses for the three months ended June 30, 2011 were approximately $0.9 million compared to $1.4 million for the same period in 2010. The second quarter 2011 reflects a focused reduction in expenses from the Company’s average operating costs, as well as a reduction in bad debt expense. Selling expenses for the three months ended June 30, 2011 totaled $0.4 million compared to $0.3 million in the same period of 2010.

“Our financial results for the second quarter 2011 show a significant increase over the first half of 2010. Gross margins remain strong and this quarter’s increase was directly related to our International contracts which provide a higher gross margin than our domestic contracts,” commented Mr. Yabin Liu, Chairman and Chief Executive Officer of Wowjoint. “We continue to stay stringent on our spending, which is evidenced by our reduction in SG&A, leading to greater operating income. During this quarter we were pleased to announce numerous leasing contracts totaling $8.7 million. Our leasing contracts represent a steady income flow and will assist the Company in trying to minimize the ebb and flow that occurs in China’s infrastructure spending.”

Balance Sheet as of June 30, 2011

•	Cash and cash equivalents totaled $4.3 million at June 30, 2011, as compared to $3.0 million at March 31, 2011.

•
Accounts receivable were $15.8 million at June 30, 2011 as compared to $16.8 million at March 31, 2011.  The slight reduction shows the continued focus on reducing the receivables while still driving sales. The majority of the receivables are from extremely large Blue Chip companies in China; therefore collection of the receivables is relatively secure.

•
Inventories amounted to $8.4 million, which was flat from $8.5 million at March 31, 2011, but an increase from year-end due to additional materials that were purchased for production of equipment and were in-line with the sales increase.

•	Working capital was $15.1 million on June 30, 2011.

•	The Company had total stockholders' equity of $22.2 million, with total assets of $44.7 million versus total liabilities of $22.5 million on June 30, 2011.

“Wowjoint continues to progress in reducing our accounts receivable and in expanding our sales. We’ve made significant headway in our International expansion efforts by adding people to our sales and marketing team and expect to see our International sales as a larger percentage of our sales revenue as the year’s progress,” stated Mr Liu.

Six Months Ended June 30, 2011

•	Revenues for the six month period ended June 30, 2011 increased 250% to $15.0 million as compared to $4.3 million for the six month period ended June 30, 2010.

•	Technical service sales for the first six months of 2011 were $1.0 million compared to $1.6 million in the same period in 2010. Lease revenues for the six months ended June 30, 2011 were $0.5 million.

•	International based revenues accounted for approximately 41% of total sales, a substantial increase from 3% of total sales in the same period 2010.

•
Gross profit increased to $3.8 million from $0.9 million in the year ago six month period. Gross margins increased 510 basis points to 25.5% in the first six months of 2011 compared to 20.4% in the same period in 2010.

•	Operating income for the six months ended June 30, 2011 increased to $1.9 million for compared to a loss for the same period in 2010.

•	Net income for the first six months of 2011 was $1.3 million, or $0.17 per share based on 7.9 million weighted average shares outstanding, compared to net loss of $1.2 million in same period 2010.

Cost of sales for the six months ended June 30, 2011 was approximately $11.2 million as compared to $3.4 million for the six months ended June 30, 2010. Operating expenses for the six months ended June 30, 2011 were approximately $2.0 million compared to $2.2 million for the same period in 2010. Selling expenses for the six months ended June 30, 2011 totaled $0.6 million compared to $0.3 million in the same period of 2010, due to larger sales for the period.

Business Updates

Wowjoint continues to diversify its business and during the second quarter 2011, announced over $8 million in new lease agreements and deeper penetration into the China market by adding new customers. The Company is pursuing vertical markets such as highway and bridge maintenance, subway systems and clean tech power plants. These vertical markets will utilize Wowjoint’s core competency of specialized engineering of large equipment.   The Company is actively pursuing International contracts and has conducted outreach to numerous potential clients. During 2011, Wowjoint plans on attending conferences in the US and in other countries to enhance its visibility in the market.

“In recent months we’ve experienced a slight reduction in China’s infrastructure spending, although projects still remain in the large government plan and the reduction is based on timing of those projects. To mitigate its impact, the Company has placed a concerted effort on International sales and in lease revenue. Wowjoint has signed $22.3 million in new contracts since the beginning of 2011, with a substantial percentage of those contracts being in either leasing, technical services or International sales,” stated Mr. Liu. “A key competitive advantage remains our ability to produce custom-made equipment, which solves complex construction and logistical problems for our customers.  We believe our determination and drive to expand our business into other countries and vertical markets will result in the growth Wowjoint is capable of.”

Revenue Guidance and Contract Backlog

Management issued revenue guidance for the third quarter of 2011 of approximately $5 to $7 million. As of June 30, 2011, Wowjoint's backlog of signed contracts totaled approximately $22 million.

Conference Call

A conference call will take place at 4:30 p.m. EDT on Monday, August 15, 2011. Interested participants should call 1-877-941-4778 when calling within the United States or 1-480-629-9811 when calling internationally (pass code 4466047).

A playback will be available through August 22, 2011. To listen, please call 1-877-870-5176 within the United States or 1-858-384-5517 when calling internationally. Utilize the pass code 4466047 for the replay.

The call will also be webcast. To join the webcast please go to: http://viavid.net/dce.aspx?sid=00008B98

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at www.wowjoint.com.

Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:
Wowjoint Holdings:
Aubrye Harris-Foote, Vice President, Investor Relations
Tel:  +1-530-475-2793
Email: aubrye@wowjoint.com
Website: www.wowjoint.com

– Financial Tables Follow –

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	June 30,	March 31,	December 31,
	2011	2011	2010
ASSETS
Current Assets:
Cash and cash equivalents	4,323	3,009	2,168
Accounts receivable(net)	15,839	16,789	17,904
Other receivables	1,374	1,347	723
Advances to suppliers	2,926	5,449	3,524
Inventories	8,387	8,559	5,224
Costs and estimated earnings in excess of billings	3,229	4,575	2,690
Amount due from related parties	37	73	82
Total Current Assets	36,115	39,801	32,316

Long-term investment	-	305	-
Property, plant and equipment	6,921	4,263	3,208
Intangible asset, net	1,054	1,047	1,044
Restricted cash	480	794	922
Prepaid expense - Long-term	145	180	101
Total Assets	44,715	46,390	37,590

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term loans	3,863	3,813	1,510
Accounts payable and accrued expenses	11,276	11,757	7,503
Advances from customers	-527	2,226	1,173
Unearned lease income	271	500	748
Taxes payable	4,888	4,760	5,051
Other payables	931	498	321
Billings in excess of costs and estimated earnings	311	566	897
Total Current Liabilities	21,015	24,119	17,203

Long-term loan	1,545	1,525	-

Stockholders' Equity:
Common stock	8	8	8
Additional paid in capital	10,300	10,300	10,300
Statutory surplus reserves	3,025	3,025	3,025
Retained earnings	7,275	6,251	5,961
Accumulated other comprehensive income	1,545	1,162	1,093
Total Stockholders' Equity	22,157	20,746	20,387
Total Liabilities and Stockholders' Equity	44,715	46,390	37,590

WOWJOINT HOLDINGS LTD
Unaudited Consolidated Statement of Income
(dollars in thousands, except for EPS and share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2011	2010	2011	2010
Sales
Machinery sales	7,834	5,748	999	13,582	2,652
Technical service	344	613	1,563	957	1,642
Lease income	238	255	-	493	-
Total sales	8,416	6,616	2,562	15,032	4,294

Cost of goods sold	5,980	5,209	1,966	11,189	3,416
Gross profit	2,436	1,407	596	3,843	878

Operating expenses:
Selling expenses	376	227	267	603	341
General and administrative expenses	544	835	1,147	1,379	1,862
Total operating expenses	920	1,062	1,414	1,982	2,203

Income from operations	1,516	345	(818)	1,861	(1,325)

Other expenses:
Interest expense (net)	58	46	6	104	16
Bank expense	32	-	14	32	15
Foreign currency exchange loss (gain)	9	(62)	16	(53)	16
Other expense (profit)	(1)	(1)	(29)	(2)	(37)
Total other expenses	98	(17)	7	81	10

Income before income taxes	1,418	362	(825)	1,780	(1,335)

Income taxes (Benefits) expenses	394	72	(63)	466	(148)

Net income attributed to ordinary shareholders	1,024	290	(425)	1,314	(1,187)

Earnings per share
Basis	0.13	0.04	(0.10)	0.17	(0.17)
Diluted	0.13	0.04	(0.10)	0.17	(0.17)

Weighted average number of shares used in computing earnings per share
Basis	7,949,965	7,949,965	7,949,965	7,949,965	7,194,485
Diluted	7,949,965	7,949,965	7,949,965	7,949,965	7,194,485

WOWJOINT HOLDINGS LTD
Statement of Cash Flows
(US dollars in thousands)

	Six Months Ended
	June 30,	June 30,
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	1,314	(1,187)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	212	122
Bad debt expense	(591)	3,343
Other
Changes in operating assets and liabilities:
Accounts receivable	2,656	2,707
Other receivables	(651)	(90)
Advances to suppliers	598	(673)
Inventories	(3,163)	(3,652)
Costs and estimated earnings in excess of billings	(539)	591
Prepaid expense – Short-term	-	(48)
Accounts payables and accrued expenses	3,773	579
Other payables	610	753
Unearned lease income	(477)	-
Advances from customers	(1,700)	1,452
Taxes payable	(163)	(1,002)
Billings in excess of costs and estimated earnings	(586)	408
Total adjustments	(21)	1,149
Net cash (used in) provided by operating activities	1,293	(38)

CASH FLOWS FROM INVESTING ACTIVITIES:
Long term investment	-	-
Purchase of property, plant and equipment	(3,925)	(193)
Prepaid expense - Long-term	(44)	-
Net cash used in investing activities	(3,969)	(193)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by acquisition	-	6,911
Repayment of short-term loans	-	-
Proceeds from short-term loans	2,353	-
Proceeds from long-term loans	1,545	-
Restricted cash	442	(183)
Due from related parties	45	(22)
Due to related parties	-	-
Net cash provided by (used in) financing activities	4,385	6,706

NET INCREASE (DECREASE) IN CASH	1,709	6,475
EFFECT OF EXCHANGE RATE CHANGES ON CASH	446	92
CASH, BEGINNING OF PERIOD	2,168	675

CASH, END OF PERIOD	4,323	7,242

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	71	15
Income tax paid	316	75